UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Annual General Shareholders Meeting

On December 18, 2024, at 11:00 A.M., Singapore time (December 17, 2024 at 10:00 P.M., Eastern Time), WEBUY GLOBAL LTD (the “Company”) held an annual general shareholder meeting (the “AGM”) at its executive office 35 Tampines Street 92 Singapore 528880. Holders 1,340,079 Class A ordinary shares and 21,395,400 Class B ordinary shares of the Company were present in person or by proxy at the AGM, representing approximately 91.37% of the total 41,898,715 Class A ordinary shares and 21,395,400 Class B ordinary shares as of the record date of October 31, 2024 and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the AGM as of the record date. All matters voted on at the AGM were approved as recommended by the Board of Directors of the Company and were approved at the AGM. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution, to re-appoint the following five directors to serve on the Company’s board of directors until the next annual general meeting of shareholders:
Bin Xue	428,931,234	294,337	22,508
Michelle Ting Ting Tan	428,924,980	300,591	22,508
William Tat-Nin Chang	428,905,209	320,249	22,620
Fangqin Lin	428,905,809	319,761	22,508
Lizhi Qiao	428,907,079	318,527	22,473
Proposal 2: By an ordinary resolution, to approve the appointment of OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending in December 31, 2024.	429,002,058	224,610	21,411
Proposal 3: By an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued ordinary shares be approved at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-forty (40).	428,556,170	682,455	9,454
Proposal 4: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of proposal one, proposal two, and proposal three.	428,807,995	429,599	10,485

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: December 19, 2024	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

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